  EXHIBIT 99.1

CORAL GOLD RESOURCES LTD.

(an Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2018 and 2017

(Expressed in Canadian Dollars)

(Unaudited)

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MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The Condensed Consolidated Interim Financial Statements of Coral Gold Resources Ltd. (the “Company”) are the responsibility of the Company’s management. The Condensed Consolidated Interim Financial Statements are prepared in accordance with International Financial Reporting Standards, and reflect management’s best estimates and judgment based on information currently available.

Management has developed, and is maintaining, a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at April 30, 2018, and 2017, and for the periods then ended, have not been audited or reviewed.

“David Wolfin”	“Malcolm Davidson”

David Wolfin	Malcolm Davidson, CPA, CA
President & CEO	Chief Financial Officer
June 28, 2018	June 28, 2018

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CORAL GOLD RESOURCES LTD. Condensed Consolidated Interim Statements of Financial Position (Expressed in Canadian dollars)

	Note	April 30, 2018	January 31, 2018
		(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents		$18,553,615	$18,015,848
Other amounts receivable		13,306	87,960
Prepaid expenses		21,048	32,237
Total Current Assets		18,587,969	18,136,045

Exploration and Evaluation Assets	5	199,848	199,848
Property and Equipment	7	1,025	1,079
Royalty Receivable	8	3,741,734	3,540,753
Investments	9	41,716	60,057
Reclamation Bonds	10	-	-
Total Assets		$22,572,292	$21,937,782

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$51,722	$48,303
Amounts payable to related parties		54,403	39,865
Current income tax liability		2,751,000	2,751,000
Total Current Liabilities		2,857,125	2,839,168

Reclamation Provision	13	-	-
Deferred Tax Liability		42,000	42,000
Total Liabilities		2,899,125	2,881,168

EQUITY
Share Capital	11	44,213,384	44,356,316
Equity Reserves		1,175,699	1,182,299
Accumulated Other Comprehensive Income		2,566	23,808
Accumulated Deficit		(25,728,802)	(26,516,129)
Equity Attributable to Equity Holders of the Company		19,662,847	19,046,294
Equity Attributable to Non-Controlling Interests		10,320	10,320
Total Equity		19,673,167	19,056,614
Total Liabilities and Equity		$22,572,292	$21,937,782

Commitments – Note 14

Approved by the Board of Directors on June 28, 2018:

/s/ David Wolfin	Director	/s/ Gary Robertson	Director

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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CORAL GOLD RESOURCES LTD.

Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)

For the three and three months ended April 30, 2018 and 2017

(Expressed in Canadian dollars) (Unaudited)

		Three months ended April 30,
	Note	2018	2017

Operating and Administrative Expenses
Consulting fees		$15,000	$7,500
Depreciation		54	533
Directors' fees		11,250	4,500
Finance costs		-	4,142
Investor relations		1,516	7,005
Listing and filing fees		9,336	3,304
Management fees		18,000	7,500
Office and miscellaneous		8,605	10,025
Professional fees		17,589	47,853
Salaries and benefits		30,033	23,983
Travel		9,522	1,207
		120,905	117,552

Loss before other items		(120,905)	(117,552)
Other items
Interest and other income		44,303	10
Foreign exchange gain (loss)		863,929	(19,789)
Gain on sale of investment	9	-	86,199
Net Income (Loss)		787,327	(51,132)

Other comprehensive loss
Unrealized gain (loss) on marketable securities	9	(21,242)	(40,456)
Total comprehensive Income (Loss)		$766,085	$(91,588)
Income (loss) per share (basic and diluted)		$0.02	$(0.00)
Weighted average number of common shares outstanding		47,729,655	48,850,337

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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CORAL GOLD RESOURCES LTD. Condensed Consolidated Interim Statements of Changes in Equity For the three months ended April 30, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited)

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Non-Controlling Interest	Total Equity
Balance, January 31, 2017		48,850,337	$45,495,382	$667,335	$404,469	$1,071,804	$81,077	$(28,811,050)	$10,320	$17,847,533
Transfer of expired options		-	-	(225,237)	-	(225,237)	-	225,237	-	-
Unrealized loss on investment in securities, net of tax	9	-	-	-	-	-	(40,456)	-	-	(40,456)
Net loss for the period		-	-	-	-	-	-	(51,132)	-	(51,132)
Balance, April 30, 2017		48,850,337	$45,495,382	$442,098	$404,469	$846,567	$40,621	$(28,636,945)	$10,320	$17,755,945

Balance, January 31, 2018		47,831,337	$44,356,316	$864,394	$317,904	$1,182,299	$23,808	$(26,516,129)	$10,320	$19,056,614
Exercise of stock options		30,000	14,950	(6,600)	-	(6,600)	-	-	-	8,350
Common shares returned to treasury	11	(383,000)	(153,226)	-	-	-	-	-	-	(153,226)
Less: Share issuance costs		-	(4,655)	-	-	-	-	-	-	(4,655)
Unrealized gain (loss) on investment securities, net of tax		-	-	-	-	-	(21,242)	-	-	(21,242)
Net income for the period		-	-	-	-	-	-	787,327	-	787,327
Balance, April 30, 2018		47,478,337	$44,213,385	$857,794	$317,904	$1,175,699	$2,566	$(25,728,802)	$10,320	$19,680,030

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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CORAL GOLD RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows For the three months ended April 30, 2018 and 2017 (Expressed in Canadian dollars) (Unaudited)

		Three months ended April 30,
	Note	2018	2017

CASH PROVIDED BY (USED IN):

Operating Activities
Net income (loss)		$787,327	$(57,007)
Adjustments for non-cash items:
Depreciation		54	552
Foreign exchange gain		(712,985)	(57,703)
Finance costs		-	4,472
		74,396	(109,686)

Net change in non-cash working capital	17	104,718	15,544

		179,114	(94,142)

Investing Activities
Expenditures on exploration and evaluation assets		(918)	(7,898)
Proceeds from sale of mineral property interest		(200,981)	-
Proceeds on sale of security		(2,901)	-
		(204,800)	(7,898)

Financing Activities
Issuance of shares for cash, net		(149,532)	-

Effect of exchange rate fluctuations on cash and equivalents		712,985	(179)

Net increase (decrease) in cash and equivalents		537,767	(102,219)
Cash and cash equivalents, beginning of period		18,015,848	599,964
Cash and cash equivalents, end of period		$18,553,615	$497,745

Supplementary Cash Flow Disclosures
Cash paid during the period for:
Interest expense		$-	$-
Income taxes		$-	$-
Expenditures on exploration and evaluation assets included in amounts payable to related parties, net		$-	$-
Expenditures on mineral properties included in accounts payable, net		$-	$8,840

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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1. NATURE AND CONTINUANCE OF OPERATIONS

Coral Gold Resources Ltd. (the “Company”) was incorporated in 1988 under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company’s common shares are traded on the TSX-V, OTCQX, and the Frankfurt Stock Exchange.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or alternatively the ability of the Company to raise financing.

2. BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars, the Company’s presentation currency, and have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value. The accounting policies in Note 3 have been applied consistently to all periods presented.

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on June 28, 2018.

Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the consolidated statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in net income or loss for the year.

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates under different assumptions and conditions.

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2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a) Impairment of equipment and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s equipment and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its equipment and mining interests.

b) Valuation of share-based payments

The Company uses the Black Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

c) Recognition and measurement of deferred tax assets and liabilities

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Weight is attached to tax planning opportunities that are within the Company’s control, feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets/liabilities.

d) Measurement of royalty receivable

The Company considered the fair value of the Company’s royalty receivable relating to the Robertson Property as the present value of the minimum payments that will be made, regardless if the Robertson Property enters the production stage and earns revenues. The valuation method requires the input of a discount rate, and takes into account the timing of the payments, which have been outlined in the transaction. Changes in the input assumptions such as the discount rate can materially affect the fair value estimate.

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3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Condensed Consolidated Interim Financial Statements include the accounts of the Company and its US subsidiaries.

	Ownership Interest	Jurisdiction	Nature of Operations

Coral Resources, Inc.	100%	Nevada, USA	Exploration Company

Coral Energy Corporation	100%	California, USA	Holding Company

Marcus Corporation	98.49%	Nevada, USA	Holding Company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions are eliminated in preparing the Condensed Consolidated Interim Financial Statements.

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivable or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Financial instruments comprise cash and cash equivalents, royalty receivable, investments, accounts payable and amounts payable to related parties. At initial recognition management has classified financial assets and liabilities as follows:

The Company has classified its cash and cash equivalent and term deposits as FVTPL and royalty receivable as loans and receivables. Investments in related companies are classified as available for sale, and accounts payable and amounts payable to related parties are classified as other liabilities.

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3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into known amounts of cash.

Exploration and evaluation assets

The Company is in the exploration stage with respect to its mineral properties and capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims and recognizes any proceeds received as a reduction of the cost of the related claims. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment. All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations. An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

Incidental revenues and operating costs are included in exploration and evaluation assets prior to commercial production.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mine development properties, and subsequently amortized over the life of the resources associated with the area of interest once mining operations have commenced.

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3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation and impairment. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant and equipment. Once commercial production has commenced, certain equipment are depreciated using the units of production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets related.

Property and equipment are depreciated annually using the following methods and rates:

Buildings	10% declining balance
Computer hardware	20% declining balance
Equipment	20% declining balance
Vehicles	5 years straight line

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statements of comprehensive income or loss.

Where an item of property and equipment comprises major components with different useful lives, the components are accounted for as separate items of property and equipment. Expenditures incurred to replace a component of an item of plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Impairment

At each financial reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the year.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

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3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue of shares and share options are recognized as a deduction from equity. When share capital is repurchased, the amount of the consideration paid, included directly attributable costs is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from equity. When treasury shares are subsequently reissued, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from accumulated deficit.

Accounting for equity units

Proceeds received on the issuance of units, comprised of common shares and warrants are allocated based on the relative fair value approach which considers the value determined by the Black-Scholes option pricing model for the warrants.

Share-based payment transactions

The share option plan allows Company employees, directors and consultants to acquire shares of the Company. All options granted are measured at fair value and are recognized in expenses as share-based payments with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. For non-employees, share-based payments are measured at the fair value goods and services received or the fair value or the fair value of the equity instruments issued, if it is determined the fair value cannot be reliably measured, and are recorded at the date the goods or services are received. The fair value of the options is accrued and charged either to operations or exploration and evaluation assets, with the offset credit to equity reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. Upon the expiration or cancellation of unexercised stock options, the Company will transfer the value attributed to those stock options from equity reserves to accumulated deficit.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

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3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclamation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore mineral properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas. The reclamation provisions are initially recorded with corresponding increase to the carrying amount of related mineral properties.

When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mineral property. Over time, the discounted liability is increased for the change in present value based on the risk-free interest rate applicable to the future cash outflows, which is accreted over time through periodic charges to income or loss.

Income (loss) per share

The Company presents basic and diluted income (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. For the three months ended April 30, 2018, the diluted weighted average number of common shares outstanding includes 600,028 dilutive stock options and 2,333,005 dilutive warrants. For the three months ended April 30, 2017 and 2016, diluted income (loss) per share is the same as basic income (loss) per share as the effects of including all outstanding options and warrants would be anti-dilutive.

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3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of IFRS 9 Financial Instruments (“IFRS 9”)

On January 1, 2018, the Company adopted the requirements of IFRS 9. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected-loss” impairment model. The Company adopted a retrospective approach, other than for hedge accounting, which is applied prospectively.

IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities, and there was no significant impact on the carrying amounts of the Company’s financial instruments at the transition date. The Company had the option to designate its current equity securities as financial assets at fair value through other comprehensive income or loss. The Company chose not to make this election, and changes in the fair value of its current equity securities will continue to be recognized in profit or loss in accordance with the Company’s current policy.

The introduction of the new ‘expected credit loss’ impairment model had negligible impact on the Company, given the Company sells its concentrate to large international organizations with no historical level of customer default, and the corresponding receivables from these sales are short-term in nature.

The Company currently has no hedging arrangements, and will apply the new accounting requirements under IFRS 9 as required.

4. CHANGES IN ACCOUNTING STANDARDS NOT YET EFFECTIVE

The following accounting standard was issued but not yet effective as of April 30, 2018:

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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5. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf & Norma Sass Claims	Eagle & JDN Claims	Other	Total

Balance, January 31, 2017	$19,111,111	$132,554	$14,692	$1	$19,258,358

Exploration costs during the year:
Consulting	25,717	-	-	-	25,717
Drilling	-	-	8,143	-	8,143
Lease payments	5,168	-	-	-	5,168
Royalties	-	22,664	-	-	22,664
Taxes, licenses and permits	7,129	7,377	14,417	-	28,923
Proceeds from sale of mineral property (Note 5)	(19,149,125)	-	-	-	(19,149,125)

Balance, January 31, 2018	$-	$162,595	$37,253	$1	199,848

Exploration costs during the year:
Consulting	-	-	-	-	-
Drilling	-	-	-	-	-
Lease payments	-	-	-	-	-
Royalties	-	-	-	-	-
Taxes, licenses and permits	-	-	-	-	-
Proceeds from sale of mineral property (Note 5)	-	-	-	-	-

Balance, April 30, 2018	$-	$162,595	$37,253	$1	199,848

The Company has certain interests in 108 patented and unpatented lode mining claims located in Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advanced royalty payments.

a) Norma Sass Property – 100% interest

The Company holds a 100% interest in the 36 Norma Sass mining claims located in Lander County, Nevada. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the exploration expenditure table.

b) JDN Hilltop Crest – 100% interest

The Company holds a 100% interest in 27 claims in the Hilltop District, Lander County, Nevada. Expenditures incurred on the Ruf claims have been classified to JDN and Eagle claims in the exploration expenditure table.

c) Eagle Claims – 100% interest

The Company holds a 100% interest in 45 claims in the Eagle Claims situated in the Shoshone Range, Lander County, Nevada. Expenditures incurred on the Ruf claims have been classified to JDN and Eagle claims in the exploration expenditure table.

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5. EXPLORATION AND EVALUATION ASSETS (continued)

Realization of Exploration and Evaluation Assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards can be substantial if an ore body is discovered, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to Exploration and Evaluation Assets Interests

Although the Company has taken steps to verify the title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material, and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company other than the amount presented and disclosed as a reclamation provision in these consolidated financial statements.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

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6. DISPOSITION OF EXPLORATION AND EVALUATION ASSETS

On June 8, 2017, the Company announced that it has closed the previously announced purchase and sale agreement (the “Agreement”) with Barrick Cortez Inc. (“Barrick”), a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada, to Barrick. The Robertson Property sold to Barrick includes four contiguous claim groups known as the Core, Gold Ridge, Excluded, and the RUF mining claims, but does not include the portions of mining claims known as the Norma, Sass, Eagle, and JDN, which will remain owned by the Company.

The sale consideration is as follows:

•	Payment to the Company of US$15.75 million (approximately Cdn $21.84 million based on foreign exchange rates) in cash;

•	The return of 4,150,000 common shares of the Company held by Barrick (which represented approximately 8.5% of the Company’s basic common shares outstanding as of June 8, 2017) for cancellation by the Company; and

•	A sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party.

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

Pursuant to the Agreement, as amended, and due to the delay in closing, in the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick will make advance royalty payments to the Company of US$0.5 million, which will be non-refundable and fully credited against any future obligations under the NSR.

The fair value of the royalty receivable (Note 9) was estimated based on the present value of the advance royalty payments, using a discount rate of 5.04%.

Barrick will also assume liabilities relating to the Robertson Property, and will provide replacement security for the reclamation bond.

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7. PROPERTY AND EQUIPMENT

	Land	Buildings	Vehicles	Computer Hardware	Equipment	TOTAL
	$	$	$	$	$	$
COST
Balance at January 31, 2017	84,127	18,708	6,920	5,926	3,459	119,140
Additions (Disposals)	(84,127)	(18,708)	-	-	-	(102,835)
Balance at January 31, 2018	-	-	6,920	5,926	3,459	16,305
Additions (Disposals)	-	-	-	-	-	-
Balance at April 30, 2018	-	-	6,920	5,926	3,459	16,305

ACCUMULATED DEPRECIATION
Balance at January 31, 2017	-	11,694	6,920	5,632	2,406	26,652
Depreciation	-	(11,694)	-	57	211	(11,426)
Balance at January 31, 2018	-	-	6,920	5,689	2,617	15,226
Depreciation	-	-	-	12	42	54
Balance at April 30, 2018	-	-	6,920	5,703	2,659	15,280

CARRYING VALUE
At January 31, 2018	-	-	-	235	842	1,077
At April 30, 2018	-	-	-	223	800	1,025

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8. ROYALTY RECEIVABLE

A reconciliation of the royalty receivable balance at April 30, 2018, is as follows:

	April 30, 2018	January 31, 2018

Beginning balance	$3,540,753	$-
Royalty received for exploration and evaluation asset (Note 5)	-	3,603,680
Finance income	44,303	117,379
Change in foreign exchange rate	156,678	(180,306)
	$3,741,734	$3,540,753

9. INVESTMENTS

At April 30, 2018, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	37,000	$1,957	$7,293	$9,250
VBI Vaccines Inc.	8,000	16,927	15,215	32,141
Great Thunder Gold Corp.	10,819	866	(541)	325

		$19,749	$21,967	$41,716

At January 31, 2018, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	40,000	$2,116	$17,684	$19,800
VBI Vaccines Inc.	8,000	16,927	22,033	38,960
Great Thunder Gold Corp.	10,819	866	431	1,297

		$19,909	$40,148	$60,057

During the three months ended April 30, 2018, the Company recorded an unrealized loss of $21,967 (2017 – gain of $56,530) on investments in marketable securities, representing the change in fair value during the year.

During the three months ended April 30, 2018, the Company sold 3,000 (2017 – 154,500) shares of Levon Resources Ltd. for gross proceeds of $935 (2017 - $77,790).

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10. RECLAMATION BONDS

Under the Bureau of Land Management of the United States (the “Bureau”), the Company is required to hold reclamation bonds that cover the estimated cost to reclaim the ground disturbed.

In the past, the Company held reclamation deposits to cover the reclamation bonds. However, the cash was deemed to be more useful in working on the Company’s mineral properties that alternative bonds were arranged. As at April 30, 2018, the total reclamation deposits were $Nil (US$Nil) (January 31, 2018 - $Nil (US$Nil)).

11. SHARE CAPITAL AND SHARE-BASED PAYMENTS

a) Authorized

Unlimited common shares without par value. All shares outstanding are fully paid.

b) Issued during the three months ended April 30, 2018, and the year ended January 31, 2018

During the three months ended April 30, 2018, the Company issued 30,000 common shares upon the exercise of stock options for gross proceeds of $8,350.

During the year ended January 31, 2018, the Company issued 510,000 common shares upon the exercise of stock options for gross proceeds of $150,600.

During the year ended January 31, 2018, the Company issued 3,965,000 common shares upon the exercise of warrants for gross proceeds of $404,750.

c) Share repurchases and cancellations

On June 26, 2017, the Company announced that the TSX Venture Exchange (”TSX-V”) has accepted the Company’s Notice for its normal course issuer bid (the “Bid”).

Pursuant to the Bid, the Company may purchase up to 3,844,000 common shares up until June 26, 2018, which represents approximately 10% of the total current public float (being total issued shares, less shares held by insiders, and their associates and affiliates).

During the three months ended Apr 30, 2018, the Company purchased and cancelled 383,000 common shares pursuant to the Bid. As at April 30, 2018, the Company held 342,500 treasury shares.

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11. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

d) Share purchase warrants

A summary of the share purchase warrants issued, exercised and expired during the three months ended April 30, 2018 and the year ended January 31, 2018 is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 31, 2017	7,649,500	$0.12
Exercised	(3,965,000)	$0.10
Expired	(200,000)	$0.10
Balance, January 31, 2018	3,484,500	$0.15
Exercised	-	-
Expired	-	-
Balance, April 30, 2018	3,484,500	$0.15

Details of share purchase warrants outstanding as of April 30, 2018 and January 31, 2018 are as follows:

	Exercise	Warrants Outstanding and Exercisable
Expiry Date	Price per Share	April 30, 2018	January 31, 2018

July 17, 2018	$0.15	3,484,500	3,484,500
		3,484,500	3,484,500

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11. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

e) Stock options

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants. Under the terms of the option plan, options issued will not exceed 10% (January 31, 2018 - 10%) of the issued and outstanding shares from time to time. The option price under each option is not less than the discounted market price on the grant date. The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than 10 years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

For the three months ended April 30, 2018 and the year ended January 31, 2018 stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Stock options outstanding and exercisable, January 31, 2017	3,145,000	$0.28
Granted	1,775,000	$0.36
Exercised	(510,000)	$0.30
Cancelled	(115,000)	$0.29
Expired	(900,000)	$0.39
Stock options outstanding and exercisable, January 31, 2018	3,395,000	$0.29
Exercised	(30,000)	$0.28
Cancelled	-	-
Expired	-	-
Stock options outstanding and exercisable, April 30, 2018	3,365,000	$0.29

A summary of stock options outstanding as at April 30,2018 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (years)	Expiry Date
1,130,000	$0.240	0.87	March 14, 2019
100,000	$0.125	2.44	October 6, 2020
100,000	$0.150	2.44	October 6, 2020
100,000	$0.175	2.44	October 6, 2020
100,000	$0.200	2.44	October 6, 2020
100,000	$0.225	2.44	October 6, 2020
1,710,000	$0.355	4.18	July 5, 2022
25,000	$0.355	1.19	July 10, 2019

3,365,000		2.79

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11. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

e) Stock options (continued)

During the year ended January 31, 2018, the Company granted incentive stock options for the purchase of up to 1,775,000 common shares at a price of $0.355 per share to directors, officers, consultants, and employees of the Company.

No stock options were granted during the year ended January 31, 2017.

On October 6, 2015, the Company granted incentive stock options for the purchase of up to 500,000 common shares to a consultant. These 500,000 stock options have the following prices and vesting terms, and are exercisable on or before October 6, 2020:

-       100,000 at a price of $0.125 vesting after three months

-       100,000 at a price of $0.15 vesting after six months

-       100,000 at a price of $0.175 vesting after nine months

-       100,000 at a price of $0.20 vesting after twelve months

-       100,000 at a price of $0.225 vesting after fifteen months

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-valued and granted to officers, directors, consultants and employees was calculated using the Black-Scholes model with following weighted average assumptions:

	2018	2017
Weighted average assumptions:
Risk-free interest rate	1.42%	0.71%
Expected dividend yield	-	-
Expected option life (years)	4.96	4.13
Expected stock price volatility	129.96%	104.02%
Forfeiture rate	-	-
Weighted average fair value at grant date	$0.32	$0.05

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12. RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a) Key management personnel

The Company has identified its directors and certain senior officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company, as key management personnel. The remuneration of directors and officers for the three months ended:

	April 30, 2018	April 30, 2017

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$29,250	$15,325
Other members of key management	8,893	8,565

Share-based payments
Members of the Board of Directors	-	-
Other members of key management	-	-
	$38,143	$23,890

b) Amounts due to/from relates parties

In the normal course of operations the Company transacts with companies with directors or officers in common.

At April 30, 2018 and January 31, 2018, the following amounts are payable to related parties:

	April 30, 2018	January 31, 2018
Directors	40,40,500	29,29,250
Oniva International Services Corp.	13,903	10,615
Sampson Engineering Inc.	-	-
Intermark Capital Corp.	-	-
	$54,403	$39,865

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

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12. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

c) Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 14. The transactions with Oniva during the three months ended are summarized below:

	April 30, 2018	April 30, 2017
Salaries and benefits	$30,031	$23,856
Office and miscellaneous	9,733	16,239

	$39,763	$40,095

Salaries and benefits above includes $8,893 (2017 - $8,565) for key management personnel compensation that has been included in Note 12(a).

13. RECLAMATION PROVISION

The Company’s reclamation provision relates to the reclamation work required by the Bureau of Land Management to be performed on the Robertson Property.

Due to the sale of the Robertson Property, management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its reclamation provision to be $Nil (US$Nil) (January 31, 2018 - $Nil (US$Nil)). The risk-free rate of 3% was used to calculate the present value of the reclamation provision at January 31, 2017.

A reconciliation of the reclamation provision is as follows:

	April 30, 2018	January 31, 2018

Beginning balance	$-	$559,257
Unwinding of discount	-	6,786
Change in estimate	-	-
Transferred to Barrick (Note 5)	-	(543,164)
Change in foreign exchange rate	-	(22,879)
	$-	$-

14. COMMITMENTS

The Company has a cost-sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-months’ notice by either party. Transactions and balances with Oniva are disclosed in Note 13.

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15. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, term deposits, amounts receivable from a related party, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding GST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents, term deposits and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	April 30, 2018	January 31, 2018

Cash and cash equivalents held at major financial institutions
Canada – cash and cash equivalents	$1,641,377	$1,874,545
US – cash and cash equivalents	4,076,238	12,446,888

	5,717,615	14,321,433
Term deposits – US	12,836,000	3,694,415
Royalty receivable	3,741,734	3,540,753
Reclamation deposits held at major financial institutions	-	-

Total cash and cash equivalents, term deposits royalty receivable and reclamation deposits	22,295,349	21,556,601

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15. FINANCIAL INSTRUMENTS (continued)

b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At April 30, 2018, the Company had working capital of $15,730,844 (January 31, 2018 – working capital of $15,296,877). The Company has cash at April 30, 2018 in the amount of $5,717,615 (January 31, 2018 - $14,321,433) for short-term business requirements. Of this amount, $1,392,817 has been set aside for the purchases of shares related to the Company’s normal course issuer bid, and is currently being held in the Company’s brokerage account. The Company has access to the cash at any time, and meets the definition of Cash and Cash Equivalents under IAS 7 – Statements of Cash Flows.

At April 30, 2018, the Company had current liabilities of $2,857,125 (January 31, 2018 - $2,839,168). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

c) Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at April 30, 2018 and January 31, 2018.

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15. FINANCIAL INSTRUMENTS (continued)

c) Market risk (continued)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, royalty receivable, other amounts receivable, amounts receivable from a related party, reclamation bonds, and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

	April 30, 2018		January 31, 2018

Cash and cash equivalents	US$	3,175,630	US$	10,125,183
Term deposits		10,000,000		3,005,300
Other amounts receivable		-		-
Royalty receivable		2,915,031		2,880,300
Reclamation bonds		-		-
Accounts payable		-		-

Net exposure	US$	16,090,661	US$	16,010,783

Canadian dollar equivalent		$20,653,972		$19,682,055

Based on the net Canadian dollar denominated asset and liability exposures as at April 30, 2018, a 10% (January 31, 2018 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net income and comprehensive income by approximately $2,065,397 (January 31, 2018 - $1,968,206).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

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15. FINANCIAL INSTRUMENTS (continued)

d)   Classification of Financial instruments

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at April 30, 2018:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$5,717,615	-	-
Term deposits	$12,836,000	-	-
Investments	$41,716	-	-
	18,595,331

16. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. The Board of Directors does not establish quantitative returns on capital criteria for management. The Company considers its capital structure to consist of the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s capital management during the three months ended April 30, 2018.

17. SUPPLEMENTARY CASH FLOW DISCLOSURES

The net change in non-cash working capital is comprised of the following:

	April 30, 2018	April 30, 2017

Other amounts receivable	$74,654	$(277)
Prepaid expenses	11,189	(1,415)
Accounts payable and accrued liabilities	3,419	1,986
Amounts payable to related parties	15,456	15,250
	$104,718	$15,544

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18. SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the three months ended April 30, 2018, and January 31, 2018.

The Company has non-current assets in the following geographic locations:

	April 30, 2018	January 31, 2018

Canada	$42,741	$61,139
USA	3,941,582	3,740,601
	$3,984,323	$3,801,740

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